Exhibit 12.4
Ameren Energy Generating Company
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Net income from continuing operations	$31,837	$75,185	$107,292	$96,732	$48,929
Less- Change in accounting principle	—	18,416	—	(15,600)	—
Add- Taxes based on income	20,340	38,538	64,245	72,433	21,955

Net income before income taxes and change in accounting principle	52,177	95,307	171,537	184,765	70,884

Add- fixed charges:
Interest on long term debt	85,777	100,855	93,118	71,720	59,070
Estimated interest cost within rental expense	—	—	—	—	107
Amortization of net debt premium, discount, and expenses	1,377	1,495	1,497	1,345	586

Total fixed charges	87,154	102,350	94,615	73,065	59,763

Earnings available for fixed charges	$139,331	$197,657	$266,152	$257,830	$130,647

Ratio of earnings to fixed charges	1.59	1.93	2.81	3.52	2.18